

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

RECEIVED
SEP 2 0 2002

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ September 2002 _____

CREW DEVELOPMENT CORPORATION
(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Press Release dated: September 17, 2002

2. Material change dated: September 17, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date September 17, 2002: By _____
Rupi Khanuja, Corporate Controller



CREW
DEVELOPMENT CORPORATION

September 17, 2002

TRADING SYMBOL: TORONTO & OSLO: **CRU**
                         FRANKFURT: **KNC**, OTC-BB-other: **CRWVF**

REVISED NEWS RELEASE

CREW DEVELOPMENT CORP. IS PLEASED TO ANNOUNCE METOREX RESULTS FOR THE FINANCIAL YEAR ENDING JUNE 30 2002 AND DECLARES 10 CENTS DIVIDEND

Crew is pleased to report positive results of its 41%-owned Metorex Group of South Africa. The press release of Metorex is attached here for information.

Metorex has, despite the depressed metal prices and a decision to place Chibuluma South on care-and-maintenance in 2002, managed to deliver positive year-end results, which clearly demonstrate the value of the company's multi-commodity structure. The group's revenue on mineral sales increased 14% and the profit was maintained at R143 million compared to R141 the previous year. Headline earning were 72.8 cents per share or R90 million. Capital investments of R98 million were directed mainly at the new copper-slag treatment plant at O'okiep and plant improvements at the Vergenoeg mine, which now appears as a world leading plant and fluorspar deposit.

The board has recommended a dividend of 10 (ten) cents (R) per share, to be paid on October 14th 2002.

"Jan A. Vestrum"
President and CEO

For a copy of the Metorex Results, please see
http://www.crewgroup.com/newsreleases/2002/17sep2002.htm



Metorex Limited

Registration Number 1934/005478/06
Share code MTX ISIN code 000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange and
London Stock Exchange
www.metorexgroup.com

➢ Earnings resilience through multi-commodity operations

➢ Headline earnings of 72,8 cents

➢ Antimony price doubles

➢ Fluorspar plant and deposit a world leader

➢ Final 10 cent dividend declared

Consolidated Results
For the financial year ended 30 June 2002

Consolidated Income Statement	Year ended 30 June 2002 (Reviewed) R000	Year ended 30 June 2001 (Audited) R000
Revenue:		
Mineral sales		
Copper	328 217	284 435
Zinc	105 774	98 415
Coal	122 928	116 685
Fluorspar	119 746	82 846
Gold	80 291	76 181
Antimony	41 370	33 416
Cobalt	15 558	20 723
Other	6 441	7 557
Gross revenue	820 325	720 258
Realisation costs	127 898	106 460
On-mine revenue	692 427	613 798
Cost of production	549 023	472 563
Depreciation	30 397	25 198
Mining profit	113 007	116 037
Other income/(expenditure)	4 494	(1 254)
Income before exceptional items and finance costs	117 501	114 783
Finance income	5 539	5 670
Finance costs	(12 010)	(4 155)
Income before exceptional items	111 030	116 298
Exceptional items	(132 702)	87
(Loss)/income before taxation	(21 672)	116 385
Taxation – exceptional items	20 334	-
Taxation - other	(13 648)	(24 675)
(Loss)/income after taxation	(14 986)	91 710
Income attributable to outside shareholders	8 088	3 128
(Loss)/income attributable to ordinary shareholders	(23 074)	88 582
Earnings per share (cents)	(18.6)	73.5
Headline earnings per share (cents)	72.8	72.4
Diluted earnings per share (cents)	(18.6)	70.8
Diluted headline earnings per share (cents)	72.8	69.8
Dividend per share (cents)	12.0	18.0
Proposed dividend per share (cents)	10.0	12.0
Earnings per share and headline earnings per share are calculated using the following:		
Income attributable to ordinary shareholders	(23 074)	88 582

Exceptional items net of tax	112 368	(87)
Exceptional items	132 702	(87)
Tax effect on exceptional items	(20 334)	-
Goodwill amortisation	3 662	981
Profit on sale of assets	(3 720)	(3 179)
Tax effect on sale of assets	1 116	954
Headline earnings (R000's)	90 352	87 251
Weighted average number of shares in issue (000's)	124 140	120 584
Number of shares in issue at year end (000's)	138 970	120 730

Consolidated Balance Sheet	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
ASSETS		
Non-current assets		
Property, plant and equipment	239 346	220 039
Mineral rights	240 665	202 687
Goodwill	25 633	80 661
Investments	891	891
Deferred tax asset	8 031	-
	514 566	504 278
Current Assets		
Inventories	70 858	46 178
Trade and other receivables	110 809	120 370
Taxation prepaid	6 314	605
Bank balances and cash	104 622	95 416
	292 603	262 569
Total Assets	807 169	766 847
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	383 083	325 651
Hedging and translation reserve	10 924	(4 903)
Retained income	125 175	162 746
Equity reserve	(128 066)	(128 066)
	391 116	355 428
Minority interest	16 490	14 611
Non-current liabilities		
Long-term liabilities – interest bearing	84 907	68 181
Long-term provisions	48 434	52 349
Deferred tax liabilities	71 283	72 089
	204 624	192 619
Current liabilities		
Trade and other payables	102 224	134 435
Derivative instruments	380	-
Short-term borrowings – interest bearing	57 734	28 667
Short-term provisions	14 517	20 326
Bank overdraft	9 353	7 230
Taxation	10 731	13 531
	194 939	204 189
Total equity and liabilities	807 169	766 847
Net asset value per share (cents)	281	294
Net tangible asset value per share (cents)	263	228

Consolidated cash flow statement	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
Cash generated before working capital changes	145 147	137 737
Working capital changes	(62 730)	16 090
Cash generated by operations	82 417	153 827
Dividends received	47	46
Dividends paid	(20 706)	(24 204)
Taxation paid	(33 793)	(15 391)
Finance costs	(6 471)	1 515
Cash inflows from operating activities	21 494	115 793
Cash outflows from investing activities	(94 061)	(151 966)
Cash inflows from financing activities	79 161	78 356
Net increase in cash and cash equivalents	6 594	42 183
Cash at beginning of year	88 186	44 725
Effect of foreign exchange rate changes	489	1 278
Cash at end of year	95 269	88 186

Statement of change in equity	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
Share capital	13 897	12 073
- Balance at start of year	12 073	12 043
- Issue of new shares	1 824	30
Share premium	369 186	313 578
- Balance at start of year	313 578	312 822
- Issue of new shares	56 472	756
- Share issue expenses	(864)	-
Reverse acquisition reserve	(128 066)	(128 066)
Foreign exchange translation reserve	11 304	(4 903)
- Balance at start of year	(4 903)	(6 833)
- Foreign exchange reserve	(18 309)	(14 561)
- Translation gain on foreign monetary item	42 230	23 558
- Tax effect of translation gain on foreign monetary item	(7 714)	(7 067)
Hedging reserve	(380)	
- Balance at start of year	-	-
- Change in accounting policy	718	-
- Restated hedging reserve	718	-
- Fair value losses for the year	(10 227)	-
- Transferred to income statement	9 129	-
Retained income	125 175	162 746
- Balance at start of year	162 746	95 848
- Net (loss)/income for the year	(23 074)	88 582
- Dividends distributed	(14 497)	(21 684)
Total equity	391 116	355 428

	Segmental revenue – 2002	Segmental mining profit - 2002
Copper	40%	48%
Fluorspar	15%	37%
Zinc	13%	11%
Antimony/Gold	15%	10%
Coal	15%	(6%)
Cobalt	2%	0%
	100%	100%

FINANCIAL RESULTS

The financial performance of the Group for the year has demonstrated its resilience in conditions made challenging by both internal and external factors. Internally, the difficult decision to place Chibuluma South on a care-and-maintenance plan necessitated an after tax impairment charge of R112 million, which impacted severely on the income statement. Externally, commodity prices and demand for industrial minerals came under pressure following the events of September 11. Within this environment, O'okiep, Vergenoeg, Maranda and Consolidated Murchison performed exceptionally, while Wakefield and Chibuluma West were more affected. Group headline earnings were favourably affected by deferred tax releases brought about by a change in the Zambian corporate tax rate and the reversal of previous tax charges on unrealised foreign exchange gains considered necessary after having taken professional advice.

Group revenue from mineral sales increased by 14% year-on-year, and mining profit was maintained. This demonstrates the value of the Group's multi-commodity structure and its US Dollar denominated sales base. Profit before depreciation was R143 million for the year, compared to R141 million the previous year.
The increase of 21% in the depreciation charge for the year is largely due to certain plant and equipment brought into use at the Chibuluma West mine.

FUTURE PROSPECTS

The South African mining industry is in a time of great change which could bring exciting opportunities, and our company is well positioned to benefit from these changes. The Group is engaged in discussions with a number of prospective empowerment partners as an addition to the existing partnership with Umnotho weSizwe in our coal interest. Such discussions contemplate joint venture arrangements in undertaking new projects for the Metorex Group.

CAPITAL EXPENDITURE AND COMMITMENTS

Group capital expenditure for the year totalled R98,6 million (2001: R155 million) which mainly related to the slag dump project at O'okiep, plant improvements at Vergenoeg, the acquisition of mineral rights at Wakefield and pre-production expenditure on the Chibuluma South Project.

Contracted capital commitments at 30 June 2002 amount to R1 million (2001: R32 million), whilst uncontracted commitments amount to R5 million (2001: R15 million).

Operating lease commitments which fall due within one year amount to R2,3 million (2001: R2,5 million), whilst commitments of R2,4 million (2001: R4,2 million) fall due in year two to five.

SHARES ISSUED

On 24 April 2002, Metorex issued 18,1 million new ordinary shares at a price of 320 cents per share to selected institutions, raising R57,9 million. This issue of shares for cash was oversubscribed.

AUDIT REVIEW

Deloitte & Touche, the company's auditors, have reviewed the financial results. A copy of their report is available for inspection at the company's registered office.

ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis in accordance with International Accounting

Standards. The accounting policies are consistent with those adopted in the previous year, except for the following change in accounting policy:

During the year, the group adopted IAS 39 with regard to the recognition and measurement of financial instruments for the first time. The change in policy has resulted in an adjustment of R0.7 million to the hedging reserve balance as at 1 July 2001, and a movement in the hedging reserve for the year of R1.1 million.

SAFETY

It is with regret that the Group reports the death of an employee was involved in an underground accident at Maranda, however the other operations produced commendable safety statistics and thanks are extended to all staff for their contribution to this record. Management is firmly committed to the eradication of all risks that threaten the health and safety of employees.

A.S. MALONE
Chairman

C.D.S NEEDHAM
Financial Director

DECLARATION OF DIVIDEND

Notice is hereby given that a final dividend referenced No. 005 of 10 (ten) cents per share has been declared in respect of the period ended 30 June 2002. The dividend, which is declared in the currency of the Republic of South Africa, will be paid on 14 October 2002.

The shares will commence trading ex-dividend on Monday, 7 October 2002 and the record date is Friday, 11October 2002. Share certificates may not be dematerialised or rematerialised from Monday, 7 October 2002 to Friday, 11 October 2002, both days inclusive.

By order of the board
16 September 2002

Secretaries	**Transfer Secretaries**
Meyer Wilson Marsh Inc	Computershare Investor Services Limited
7 West Street	11 Diagonal Street
Houghton	Johannesburg

Contact details for Metorex Limited and Corporate Advisers

Metorex Limited:
Postal : P O Box 2814, Saxonwold, 2132, South Africa

Telephone +27-11-880-3155	Facsimile +27-11-880-3322
website : www.metorexgroup.com	e-mail info@metorexgroup.com

Registrars: South African and United Kingdom

Computershare Investor Services Limited	Capita IRG
P O Box 1053	Balfour House
Johannesburg	390-398 High Road, Illford Essex
2000 South Africa	1G1 1NG England
Telephone +27-(011)-370-5000	+44 – (208)-639-1139

Company Secretaries	**Auditors**
Meyer Wilson Marsh Inc	Deloitte & Touche
P O Box 1574	Private Bag X6
Houghton, 2041	Gallo Manor, 2052 RSA
+27-(011)-728-7240	+27-(011)-806-5000

FORM 53-901F (REVISED)

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1.   REPORTING ISSUER

Crew Development Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2.   September 17, 2002

ITEM 3.   PRESS RELEASE / PUBLICATION / FILING

A press release and financial statement providing notice of the material change
was issued on September 17, 2002, to the Toronto Stock Exchange and through
various approved public media.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

Crew Development Corp. is pleased to announce Metorex results for the
financial year ending June 30 2002 and declares 10 cents dividend

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

Crew is pleased to report positive results of its 41%-owned Metorex Group
of South Africa. The press release of Metorex is attached here for
information.

Metorex has, despite the depressed metal prices and a decision to place
Chibuluma South on care-and-maintenance in 2002, managed to deliver
positive year-end results, which clearly demonstrate the value of the
company's multi-commodity structure. The group's revenue on mineral
sales increased 14% and the profit was maintained at R143 million
compared to R141 the previous year. Headline earning were 72.8 cents per
share or R90 million. Capital investments of R98 million were directed
mainly at the new copper-slag treatment plant at O'okiep and plant

improvements at the Vergenoeg mine, which now appears as a world leading plant and fluorspar deposit.

The board has recommended a dividend of 10 (ten) cents (R) per share, to be paid on October 14th 2002.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7.   OMITTED INFORMATION

Not applicable.

ITEM 8.   SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.

ITEM 9.   STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of September, 2002

Per: Jan A. Vestrum, President & CEO



Metorex Limited

Registration Number 1934/005478/06
Share code MTX ISIN code 000022745
Incorporated in the Republic of South Africa
Listed on the JSE Securities Exchange and
London Stock Exchange
www.metorexgroup.com

➢ Earnings resilience through multi-commodity operations

➢ Headline earnings of 72,8 cents

➢ Antimony price doubles

➢ Fluorspar plant and deposit a world leader

➢ Final 10 cent dividend declared

Consolidated Results
For the financial year ended 30 June 2002

Consolidated Income Statement	Year ended 30 June 2002 (Reviewed) R000	Year ended 30 June 2001 (Audited) R000
Revenue:		
Mineral sales		
Copper	328 217	284 435
Zinc	105 774	98 415
Coal	122 928	116 685
Fluorspar	119 746	82 846
Gold	80 291	76 181
Antimony	41 370	33 416
Cobalt	15 558	20 723
Other	6 441	7 557
Gross revenue	820 325	720 258
Realisation costs	127 898	106 460
On-mine revenue	692 427	613 798
Cost of production	549 023	472 563
Depreciation	30 397	25 198
Mining profit	113 007	116 037
Other income/(expenditure)	4 494	(1 254)
Income before exceptional items and finance costs	117 501	114 783
Finance income	5 539	5 670
Finance costs	(12 010)	(4 155)
Income before exceptional items	111 030	116 298
Exceptional items	(132 702)	87
(Loss)/income before taxation	(21 672)	116 385
Taxation – exceptional items	20 334	-
Taxation - other	(13 648)	(24 675)
(Loss)/income after taxation	(14 986)	91 710
Income attributable to outside shareholders	8 088	3 128
(Loss)/income attributable to ordinary shareholders	(23 074)	88 582
Earnings per share (cents)	(18.6)	73.5
Headline earnings per share (cents)	72.8	72.4
Diluted earnings per share (cents)	(18.6)	70.8
Diluted headline earnings per share (cents)	72.8	69.8
Dividend per share (cents)	12.0	18.0
Proposed dividend per share (cents)	10.0	12.0
Earnings per share and headline earnings per share are calculated using the following:		
Income attributable to ordinary shareholders	(23 074)	88 582

	112 368	(87)
Exceptional items net of tax		
Exceptional items	132 702	(87)
Tax effect on exceptional items	(20 334)	-
Goodwill amortisation	3 662	981
Profit on sale of assets	(3 720)	(3 179)
Tax effect on sale of assets	1 116	954
Headline earnings (R000's)	90 352	87 251
Weighted average number of shares in issue (000's)	124 140	120 584
Number of shares in issue at year end (000's)	138 970	120 730

Consolidated Balance Sheet	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
ASSETS		
Non-current assets		
Property, plant and equipment	239 346	220 039
Mineral rights	240 665	202 687
Goodwill	25 633	80 661
Investments	891	891
Deferred tax asset	8 031	-
	514 566	504 278
Current Assets		
Inventories	70 858	46 178
Trade and other receivables	110 809	120 370
Taxation prepaid	6 314	605
Bank balances and cash	104 622	95 416
	292 603	262 569
Total Assets	807 169	766 847
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital and premium	383 083	325 651
Hedging and translation reserve	10 924	(4 903)
Retained income	125 175	162 746
Equity reserve	(128 066)	(128 066)
	391 116	355 428
Minority interest	16 490	14 611
Non-current liabilities		
Long-term liabilities – interest bearing	84 907	68 181
Long-term provisions	48 434	52 349
Deferred tax liabilities	71 283	72 089
	204 624	192 619
Current liabilities		
Trade and other payables	102 224	134 435
Derivative instruments	380	-
Short-term borrowings – interest bearing	57 734	28 667
Short-term provisions	14 517	20 326
Bank overdraft	9 353	7 230
Taxation	10 731	13 531
	194 939	204 189
Total equity and liabilities	807 169	766 847
Net asset value per share (cents)	281	294
Net tangible asset value per share (cents)	263	228

Consolidated cash flow statement	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
Cash generated before working capital changes	145 147	137 737
Working capital changes	(62 730)	16 090
Cash generated by operations	82 417	153 827
Dividends received	47	46
Dividends paid	(20 706)	(24 204)
Taxation paid	(33 793)	(15 391)
Finance costs	(6 471)	1 515
Cash inflows from operating activities	21 494	115 793
Cash outflows from investing activities	(94 061)	(151 966)
Cash inflows from financing activities	79 161	78 356
Net increase in cash and cash equivalents	6 594	42 183
Cash at beginning of year	88 186	44 725
Effect of foreign exchange rate changes	489	1 278
Cash at end of year	95 269	88 186

Statement of change in equity	30 June 2002 (Reviewed) R000	30 June 2001 (Audited) R000
Share capital	13 897	12 073
- Balance at start of year	12 073	12 043
- Issue of new shares	1 824	30
Share premium	369 186	313 578
- Balance at start of year	313 578	312 822
- Issue of new shares	56 472	756
- Share issue expenses	(864)	-
Reverse acquisition reserve	(128 066)	(128 066)
Foreign exchange translation reserve	11 304	(4 903)
- Balance at start of year	(4 903)	(6 833)
- Foreign exchange reserve	(18 309)	(14 561)
- Translation gain on foreign monetary item	42 230	23 558
- Tax effect of translation gain on foreign monetary item	(7 714)	(7 067)
Hedging reserve	(380)	
- Balance at start of year	-	-
- Change in accounting policy	718	-
- Restated hedging reserve	718	-
- Fair value losses for the year	(10 227)	-
- Transferred to income statement	9 129	-
Retained income	125 175	162 746
- Balance at start of year	162 746	95 848
- Net (loss)/income for the year	(23 074)	88 582
- Dividends distributed	(14 497)	(21 684)
Total equity	391 116	355 428

	Segmental revenue – 2002	Segmental mining profit - 2002
Copper	40%	48%
Fluorspar	15%	37%
Zinc	13%	11%
Antimony/Gold	15%	10%
Coal	15%	(6%)
Cobalt	2%	0%
	100%	100%

FINANCIAL RESULTS
The financial performance of the Group for the year has demonstrated its resilience in conditions made challenging by both internal and external factors. Internally, the difficult decision to place Chibuluma South on a care-and-maintenance plan necessitated an after tax impairment charge of R112 million, which impacted severely on the income statement. Externally, commodity prices and demand for industrial minerals came under pressure following the events of September 11. Within this environment, O'okiep, Vergenoeg, Maranda and Consolidated Murchison performed exceptionally, while Wakefield and Chibuluma West were more affected. Group headline earnings were favourably affected by deferred tax releases brought about by a change in the Zambian corporate tax rate and the reversal of previous tax charges on unrealised foreign exchange gains considered necessary after having taken professional advice.

Group revenue from mineral sales increased by 14% year-on-year, and mining profit was maintained. This demonstrates the value of the Group's multi-commodity structure and its US Dollar denominated sales base. Profit before depreciation was R143 million for the year, compared to R141 million the previous year.
The increase of 21% in the depreciation charge for the year is largely due to certain plant and equipment brought into use at the Chibuluma West mine.

FUTURE PROSPECTS
The South African mining industry is in a time of great change which could bring exciting opportunities, and our company is well positioned to benefit from these changes. The Group is engaged in discussions with a number of prospective empowerment partners as an addition to the existing partnership with Umnotho weSizwe in our coal interest. Such discussions contemplate joint venture arrangements in undertaking new projects for the Metorex Group.

CAPITAL EXPENDITURE AND COMMITMENTS
Group capital expenditure for the year totalled R98,6 million (2001: R155 million) which mainly related to the slag dump project at O'okiep, plant improvements at Vergenoeg, the acquisition of mineral rights at Wakefield and pre-production expenditure on the Chibuluma South Project.

Contracted capital commitments at 30 June 2002 amount to R1 million (2001: R32 million), whilst uncontracted commitments amount to R5 million (2001: R15 million).

Operating lease commitments which fall due within one year amount to R2,3 million (2001: R2,5 million), whilst commitments of R2,4 million (2001: R4,2 million) fall due in year two to five.

SHARES ISSUED
On 24 April 2002, Metorex issued 18,1 million new ordinary shares at a price of 320 cents per share to selected institutions, raising R57,9 million. This issue of shares for cash was oversubscribed.

AUDIT REVIEW
Deloitte & Touche, the company's auditors, have reviewed the financial results. A copy of their report is available for inspection at the company's registered office.

ACCOUNTING POLICIES
The financial statements have been prepared on the historical cost basis in accordance with International Accounting

4

Standards. The accounting policies are consistent with those adopted in the previous year, except for the following change in accounting policy:

During the year, the group adopted IAS 39 with regard to the recognition and measurement of financial instruments for the first time. The change in policy has resulted in an adjustment of R0.7 million to the hedging reserve balance as at 1 July 2001, and a movement in the hedging reserve for the year of R1.1 million.

SAFETY

It is with regret that the Group reports the death of an employee was involved in an underground accident at Maranda, however the other operations produced commendable safety statistics and thanks are extended to all staff for their contribution to this record. Management is firmly committed to the eradication of all risks that threaten the health and safety of employees.

A.S. MALONE
Chairman

C.D.S NEEDHAM
Financial Director

DECLARATION OF DIVIDEND

Notice is hereby given that a final dividend referenced No. 005 of 10 (ten) cents per share has been declared in respect of the period ended 30 June 2002. The dividend, which is declared in the currency of the Republic of South Africa, will be paid on 14 October 2002.

The shares will commence trading ex-dividend on Monday, 7 October 2002 and the record date is Friday, 11 October 2002. Share certificates may not be dematerialised or rematerialised from Monday, 7 October 2002 to Friday, 11 October 2002, both days inclusive.

By order of the board
16 September 2002

Secretaries	**Transfer Secretaries**
Meyer Wilson Marsh Inc	Computershare Investor Services Limited
7 West Street	11 Diagonal Street
Houghton	Johannesburg

Contact details for Metorex Limited and Corporate Advisers

Metorex Limited:
Postal : P O Box 2814, Saxonwold, 2132, South Africa
Telephone +27-11-880-3155   Facsimile +27-11-880-3322
website : www.metorexgroup.com   e-mail info@metorexgroup.com

Registrars: South African and United Kingdom

Computershare Investor Services Limited	Capita IRG
P O Box 1053	Balfour House
Johannesburg	390-398 High Road, Illford Essex
2000 South Africa	1G1 1NG England
Telephone +27-(011)-370-5000	+44 – (208)-639-1139

Company Secretaries	**Auditors**
Meyer Wilson Marsh Inc	Deloitte & Touche
P O Box 1574	Private Bag X6
Houghton, 2041	Gallo Manor, 2052 RSA
+27-(011)-728-7240	+27-(011)-806-5000